SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Teekay Corporation

(Name of Subject Company (Issuer))

Teekay Corporation

(Names of Filing Persons (Issuer and Offeror))

5.000% Convertible Senior Notes due 2023

(Title of Class of Securities)

87900YAE3

(CUSIP Number of Class of Securities)

N. Angelique Burgess

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(441) 298-2530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

David S. Matheson

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209-4128

(503) 727-2008

CALCULATION OF REGISTRATION FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$114,427,680	$10,607.45

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation assumes that all $112,184,000 aggregate principal amount of the issuer’s 5.000% Convertible Senior Notes due 2023 are purchased at the tender offer price of $1,020 per $1,000 principal amount of such Convertible Senior Notes.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $92.70 per $1,000,000 of the value of the transaction.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Tender Offer”) by Teekay Corporation, a Marshall Islands corporation (“Teekay” or the “Company”), to purchase any and all of its issued and outstanding 5.000% Convertible Senior Notes due 2023 (the “Notes”) for cash, at a purchase price equal to $1,020 per $1,000 principal amount of Notes (less any applicable withholding taxes and exclusive of accrued and unpaid interest, if any), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2022 (the “Offer to Purchase”). The Company will also pay to each Holder who validly tenders Notes pursuant to the Tender Offer all accrued and unpaid interest up to but excluding the date on which the Notes are purchased. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. The Company’s obligation to accept for payment, and to pay for, any Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is subject to satisfaction or waiver of all the conditions described in the Offer to Purchase.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

All information in the Offer to Purchase, as amended or supplemented from time to time, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Teekay Corporation, a Marshall Islands corporation, and the address of its principal executive offices is 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The telephone number at such principal executive office is (441) 298-2530.

(b) Securities. The securities that are the subject of the Tender Offer are the Company’s outstanding 5.000% Convertible Senior Notes due 2023. As of January 9, 2022, there was $112,184,000 aggregate principal amount of Notes outstanding.

(c) Trading market and price. The Notes are not listed on any national securities exchange. There is no established trading market for trading in the Notes. The common stock of the Company, which may be issued upon conversion of the Convertible Notes, trades on the New York Stock Exchange under the symbol “TK.” The information set forth in the Offer to Purchase under Section 8 (“Market Information”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and address. The Company is the filing person. The Company’s address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes”) is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material terms. The following sections of the Offer to Purchase contain a description of the material terms of the Tender Offer and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	Section 2 (“Principal Terms of the Offer”);

•	Section 3 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 4 (“Procedures for Tendering Notes”);

•	Section 5 (“Withdrawal Rights”);

•	Section 6 (“Purchase of Notes and Payment of Purchase Price”);

•	Section 7 (“Conditions of the Offer”);

•	Section 15 (“Certain Material U.S. Federal Income Tax Consequences”); and

•	Section 17 (“Extension of the Offer; Termination; Amendment”).

(b) Purchases. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e) Agreements involving the subject company’s securities. The Company is a party to the following agreements, arrangements or understandings that involve its subject securities:

•

Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee, relating to the 5.000% Convertible Senior Notes due 2023 (filed as Exhibit 4.1 to the Company’s Report on Form 6-K, furnished on January 26, 2018, File No.1-12874 and incorporated by reference).

•

Purchase Agreement, dated January 24, 2018, by and among Teekay Corporation, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC (filed as Exhibit 10.1 to the Company’s Report on Form 6-K, furnished on January 26, 2018, File No.1-12874 and incorporated by reference).

•

Form of 5.000% Convertible Senior Notes due 2023 (incorporated by reference to the form of note attached as Exhibit A to the Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K, furnished on January 26, 2018, File No.1-12874)).

The information set forth in the Offer to Purchase under Section 1 (“The Notes”) and Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes”) is incorporated herein by reference.

The information set forth in the documents referred to in Section 11 (“Certain Information Concerning Teekay”) of the Offer to Purchase under the heading “Incorporation by Reference” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 3 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 3 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 3 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) Source of funds. The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and Section 10 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under the section captioned “Summary Term Sheet” and under Section 2 (“Principal Terms of the Offer”), Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference. The Company has no alternative financing arrangements or financing plans with respect to the Tender Offer.

(d) Borrowed funds. No part of the funds required for the Tender Offer is, or is expected, to be borrowed, directly or indirectly, for the purpose of the Tender Offer.

Item 8. Interest in Securities of the Subject Company

(a) Securities ownership. The information in Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes”) is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or recommendations. The information set forth in the Offer to Purchase under Section 18 (“Fees and Expenses”) is incorporated herein by reference. None of the Company, its board of directors, its officers, the dealer manager, the information agent, the depositary or the trustee, or any of their respective affiliates, is making any recommendation as to whether holders of Notes should tender any Notes in response to the Tender Offer.

Item 10. Financial Statements

(a) Not applicable.

(b) Not applicable.

Item 11. Additional Information

(a) Agreements, regulatory requirements and legal proceedings.

(1) None.

(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Other material information. The information set forth in the Offer to Purchase, as amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits

See the Exhibit Index immediately following the signature page.

Item 13. Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEEKAY CORPORATION

By:	/s/ Kenneth Hvid
Name: Kenneth Hvid
Title: President and Chief Executive Officer

Dated: January 10, 2022

EXHIBIT INDEX

Exhibit

(a)(1)(A)	Offer to Purchase, dated January 10, 2022.*

(a)(1)(B)	Summary Advertisement, dated January 10, 2022.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press release announcing Tender Offer, dated January 10, 2022.*

(b)	Not Applicable.

(d)(1)	Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee relating to the 5.000% Convertible Senior Notes due 2023 (filed as Exhibit 4.1 to the Company’s Report on Form 6-K, furnished on January 26, 2018, File No.1-12874 and incorporated by reference).

(d)(2)	Purchase Agreement, dated January 24, 2018, by and among Teekay Corporation, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC (filed as Exhibit 10.1 to the Company’s Report on Form 6-K, furnished on January 26, 2018, File No.1-12874 and incorporated by reference).

(d)(3)	Form of 5.000% Convertible Senior Notes due 2023 (incorporated by reference to the form of note attached as Exhibit A to the Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K, furnished on January 26, 2018, File No.1-12874)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.